OSG	Overseas Shipholding Group Inc.
___________________________________________________________________________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 251 1153 Fax: 212 251 1180 E-mail: jedelson@osg.com	James I. Edelson Senior Vice President, General Counsel and Secretary

October 28, 2010

Cecelia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, DC  20549-7010

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-16479

Dear Ms. Blye:

We have reviewed your letter dated September 23, 2010 to Myles R. Itkin, Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. (“OSG” or the “Company”) setting forth the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) for supplemental information to better understand certain disclosures made in OSG’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).  Based on our review, we respond as follows:

SEC Comment

1.
We note the disclosure that from time to time vessels in your fleet call on ports located in countries identified by the U.S. government as state sponsors of terrorism.  Currently, those countries are Iran, Sudan, Syria and Cuba.  Please update us on your contacts with those countries since your letter to us of May 17, 2006. In this respect, we note that you previously disclosed that your vessels may call on ports in Syria, a country not listed in your current disclosure.  We also note a March 2007 news article discussing companies that do business in sanctioned countries which states that you operate tankers that at times dock in Iran and transport Iranian oil to other foreign buyers. Please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by the government of any of these countries.

OSG Response

1.
We note that you sent a letter dated March 29, 2007 to OSG requesting, among other things, information associated with OSG’s “contacts with Syria and Iran” during fiscal 2006, 2005 and 2004.  OSG sent to you a letter dated April 27, 2007, a copy of which is attached (the “2007 Response”), in which OSG provided updated information concerning OSG’s contacts with Syria and Iran, for fiscal 2006, 2005 and 2004.  This letter supplements the 2007 Response with respect to Syria and Iran.

Since 2006, OSG’s contacts with Syria and Iran have continued essentially as described in the 2007 Response, including, as stated in item 2 of the 2007 Response, contacts pursuant to the former Stelmar time charters (the “Stelmar Charters”) that permitted the third party charterers from OSG to trade to or from Syria or Iran.  All of the Stelmar Charters expired in 2009. The vessels that were the subject of the Stelmar Charters were chartered in to OSG and the chartered in charters to OSG also expired in 2009 so these vessels are no longer part of OSG’s fleet.

Since no OSG vessel called on ports in Syria during 2009, OSG made no specific reference to Syria in its disclosure in the 2009 Form 10-K that vessels in OSG’s fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran.

The 2007 Response states that vessels in the Tankers International pool in which OSG is a participant have made several voyages loading in Iran during fiscal 2004, 2005 and 2006.  Such activity continued during fiscal 2007, 2008 and 2009 and for the first six months of 2010. OSG personnel do not decide to whom pool vessels (including OSG vessels) will be chartered or for what routes, nor do they decide at which ports the vessels will call. The pool manager, which is not controlled by OSG, makes all decisions with respect to the commercial management of the pool’s vessels that could involve calls on ports in Iran from its offices outside of the United States through employees who are non-U.S. persons.

Since OSG’s letter to you dated May 17, 2006, responding to a letter from you dated April 13, 2006 setting forth the Staff’s comments on OSG’s Annual Report on Form 10-K for the year ended December 31, 2005, OSG has had five contacts with Sudan consisting of three voyages in 2006, one voyage in 2007 and one voyage in 2009, each of a U.S. flagged vessel transporting to Sudan U.S. food aid under the PL-480 food aid program.

OSG’s vessels do not call on ports in Cuba.   In February 2008, the main engine of a non-U.S. flagged OSG vessel transiting off the Cuban coast developed a fuel leak which required the vessel to enter Cuba for emergency repairs.  The vessel was repaired and sailed the same day.  In each of 2009 and 2010, a U.S. flag OSG vessel made a voyage to the United States Naval Base at Guantanamo Bay, Cuba under charter to the U.S. Military Sealift Command, an Operating Force within the United States Navy.

OSG has no, and has had no, agreements, commercial arrangements or other contacts with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by the government of any of these countries, except that in connection with making port calls in these countries, the sea staff on the vessels calling on these ports have had contacts with the relevant port authorities concerning such vessels’ entering, docking in and departing from such ports.  None of these individuals was a citizen of the United States (other than U.S. crew members on the U.S. flagged vessels transporting food aid to Sudan as described above).

.
SEC Comment

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba, as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

OSG Response

2.
During the first half of 2010 and the fiscal years covered by the 2009 Form 10-K (fiscal 2009, 2008 and 2007), OSG had no assets located in Iran, Syria, Sudan or Cuba, except that when OSG vessels called on ports in such countries, such vessels during the periods they were in such ports were OSG assets located in ports of such countries.  During the first six months of 2010 and fiscal 2009, 2008 and 2007, OSG had no liabilities associated with any of these countries.

As noted in response to comment No. 1 above, OSG’s revenues from voyages from calls on ports in Sudan during the relevant three and one-half year period ended on June 30, 2010 consisted of voyage revenues from one voyage in 2007 and one voyage in 2009, both carrying U.S. food aid under the PL-480 food aid program and not material to OSG’s security holders on a qualitative or quantitative basis.  OSG did not have any revenues from voyages from calls on ports in Cuba during the relevant period (the two voyages disclosed in response to comment No. 1 above to Guantanamo Bay, Cuba were to the United States Naval Base which is not part of Cuba for these purposes).

OSG derived Revenues1 associated with Syria during fiscal 2007 (exclusively through vessels in the Aframax International pool, in which OSG is a participant) and fiscal 2008 (exclusively through the time charters of the former Stelmar vessels disclosed in the 2007 Response).  OSG did not derive any Revenues from Syria during fiscal 2009 or the first six months of 2010.

OSG derived Revenues associated with Iran during fiscal 2007, 2008, 2009 and the first six months of 2010 exclusively from vessels in the Tankers International pool in which OSG is a participant.  The methodology of how revenues are calculated from the Tankers International pool, the Aframax International pool and the charters of the former Stelmar vessels is described in items 1 and 2 of the 2007 Response.

OSG derived Revenues associated with “trade” with Iran and Syria in fiscal 2007 and fiscal 2008 of approximately $34,200,000 and $90,400,000, respectively, representing 3.03% and 5.30%, respectively, of OSG’s Shipping Revenues for such periods.  OSG derived Revenues associated with Iran during fiscal 2009 and the first half of 2010 of approximately $13,700,000 and $12,800,000, respectively, representing 1.25% and 2.32%, respectively, of OSG’s Shipping Revenues for such periods.

OSG does not believe that the foregoing quantitative factors are material to OSG.  OSG discloses in its 2009 Form 10-K that potential investors could negatively view port calls in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, which could adversely affect OSG’s reputation and the market for OSG’s common stock.  To date, OSG has not received any communications from existing or potential investors in OSG commenting upon OSG’s vessels calling on ports in the countries identified by the U.S. government as state sponsors of terrorism.

SEC Comment

3.
Please clarify whether your port calls to Iran involve the transport of oil or other petroleum products to and from Iran. Please discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and, if they are applicable, how you expect they will impact your business.  In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

OSG Response

3.
Since the end of fiscal 2008, port calls by OSG vessels to Iran involve exclusively the transport of crude oil from Iran.  Since such date, no OSG vessel has transported refined petroleum products to or from any port in Iran.  In addition, as noted in response to comment No. 2 above, OSG does not have any assets in Iran.  OSG believes that it has not engaged in any conduct that could render it subject to sanctions under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (the “Iran Act”) and, accordingly, the sanctions under the Iran Act are not applicable to OSG.  As noted in the 2009 Form 10-K, OSG participates in the U.S. Maritime Security Program and, as noted above, OSG has carried U.S. food aid under the PL-480 food aid program and has carried cargo for the U.S. Military Sealift Command.  As OSG has not engaged in any conduct that could render it subject to sanctions under the Iran Act, the Iran Act has no effect on OSG’s contracts with the U.S. government.

OSG acknowledges that:

●	OSG is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	OSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please feel free to contact me.

Very truly yours,

                                                                                               /s/James I. Edelson

                    James I. Edelson

cc:  Jennifer Hardy
      Special Counsel

      Morten Arntzen
      Myles R. Itkin
      Audit Committee
      Jerry L. Miller
      Daniel E. Waltz (Patton Boggs LLP)
      Richard Rowe (Proskauer Rose LLP)
      Peter Samuels (Proskauer Rose LLP)
      Kenneth Evans (PriceWaterhouseCoopers LLP)

1 The income derived from OSG’s interest in joint venture companies owning vessels that made port calls in Syria or Iran during these periods does not flow through Shipping Revenues in OSG’s Consolidated Statement of Operations.  Rather, OSG’s portion of the income of these joint ventures flows through “Equity of Income of Affiliated Companies”.  Nevertheless, we felt it was appropriate to include in this response OSG’s share of the income derived by these joint ventures from trade associated with Syria or Iran.  To avoid confusion, when we use the capitalized term “Revenues”, we are including such income from joint ventures notwithstanding the fact that this income does not flow through OSG’s Shipping Revenues.